Exhibit 99.1

NEWS RELEASE

Fortuna files Form 40-F, Annual Report

Vancouver, March 27, 2025: Fortuna Mining Corp. (NYSE: FSM | TSX: FVI) reports that the Company has filed today its fiscal 2024 annual report on Form 40-F with the U.S. Securities and Exchange Commission (“SEC”).

The Form 40-F, which includes the Company’s fiscal 2024 annual audited financial statements, management’s discussion and analysis, and annual information form, is available on the Company’s website and on the SEC´s website.

Printed copies of the annual financial statements are available free of charge to Fortuna shareholders upon written request.

About Fortuna Mining Corp.

Fortuna Mining Corp. is a Canadian precious metals mining company with four operating mines and exploration activities in Argentina, Burkina Faso, Côte d’Ivoire, Mexico and Peru, as well as the Diamba Sud Gold Project located in Senegal. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Mining Corp.

Investor Relations:

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